IAMGOLD CORPORATION

TSX: **IMG** NYSE: **IAG**

NEWS RELEASE

IAMGOLD INTERSECTS HIGH GRADE GOLD AT MONSTER LAKE PROJECT IN QUEBEC

Toronto, Ontario, June 25, 2015 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided an update from its ongoing exploration program at its optioned Monster Lake project located 50 kilometres southwest of Chibougamau, Quebec, Canada. The company is reporting assay results from the 2015 winter diamond drilling program completed in April and totaling 7,782 metres from 21 diamond drill holes.

The assay results from all of the 2015 winter drill holes completed are provided in Table 1 below and include the following highlights:
(A drill hole plan map and longitudinal section is attached to this news release.)

325 - Megane Zone and Monster Lake Shear Zone:

- **Drillhole ML15-134: 1.46 metres grading 18.80 g/t gold**
- **Drillhole ML15-135: 1.39 metres grading 7.25 g/t gold**
- **Drillhole ML15-147: 3.41 metres grading 4.51 g/t gold and 10.72 metres grading 3.64 g/t gold**
  - Includes: 2.08 metres grading 9.04 g/t gold
- **Drillhole ML15-152: 2.09 metres grading 4.13 g/t gold and 5.72 metres grading 4.21 g/t gold**

The 2015 winter drilling program was designed to evaluate priority targets identified from a target generation exercise completed over the entire property and take advantage of winter access conditions. Target areas evaluated included: the west limb of the prominent folded unit along which new gold showings were identified in 2014; the south-west and north-east strike extensions of the 325-Megane Zone and the structural corridor referred to as the Monster Lake Shear Zone ("MLSZ"); as well as the Zone 52 and Eratix prospect areas. A few of the holes were drilled to better delineate the 325-Megane Zone.

Concurrent with the 2015 winter drilling program, a Versatile Time Domain Electromagnetic airborne survey ("VTEM") was also flown over the Lac a L'Eau Jaune and Winchester claim blocks. The survey has identified several strong conductors coincident with the well-known, prominent magnetic anomalies similar to that observed along the MLSZ. These targets will be evaluated in the ongoing exploration program.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "This drilling program aimed to assess a number of target areas defined through compilation work and modelling completed by the exploration team. The program has significantly added to our geologic understanding of the area and successfully intersected gold mineralization associated with the MLSZ to the north-east of the 325 – Megane zone. These results combined with ongoing surveys will help us to focus on the best sectors of the Monster Lake Shear Zone and satellite structures."

During 2014, the Company conducted a multi-phase diamond drilling program totaling 12,761 metres and all results were previously reported.

Next Steps
IAMGOLD has met its first year's commitments under the terms of the Earn-in Option agreement. A summer exploration program is currently in progress which will continue with the evaluation of the 325-Megane Zone and its possible extensions as well as explore other identified structures on which little previous exploration has been completed. Exploration activities will include geologic mapping and prospecting aided by a shallow penetrating electromagnetic survey (Beep Mat of GDD Instrumentation Inc.) to detect potentially sub-cropping conductive shear zones. Further drilling is planned in early fall as access conditions permit.

About the Monster Lake Project
The Monster Lake project is underlain by Archean volcanic rocks of the Obatogamau Formation and is traversed by an important deformation corridor and associated gold-bearing mineralized structures. Historical drilling and recent success by TomaGold have identified at least a four kilometre long structural corridor along which most of the known gold occurrences discovered to date on the property are associated, including the 325-Megane Zone.

Pursuant to an earn-in agreement finalized with TomaGold Corporation, IAMGOLD may earn a 50% interest in each of the Monster Lake, Winchester and Lac à l'Eau Jaune properties, collectively referred to as the Monster Lake Project, by completing scheduled cash payments and exploration expenditures totaling US$17.6 million over five and half years.

Technical Information and Quality Control Notes
The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Samples are transported in sealed bags to the AGAT Laboratory prep lab facility in Val-d'Or, Québec. Samples are coarse crushed to a -10 mesh and then a 1000 gram split is pulverized to 95% passing -150 mesh. Analytical pulps are forwarded for analysis at the AGAT Laboratories (ISO / IEC 17025 Certified by the Standards Council of Canada) in Mississauga, Ontario. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne (g/t), another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 g/t are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standard in the sample sequence for quality control.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate",

"estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/Home/default.aspx.

Table 1

Monster Lake Project Drilling Final Results - 2015 Winter Drilling program												
Hole No.	UTM NAD83 Zone18			AZ	DIP	Length	From	To	Interval	True Width [2]	Au [1]	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
ML-15-134	5488310.92	520037.09	370.36	284.00	-45.00	241.00	213.20	214.10	0.90	0.82	1.43	325-Megane & M.L. Shear Zone
							216.00	217.60	1.60	1.46	18.80	
ML-15-135	5488310.98	520037.55	370.40	298.00	-50.00	256.00	226.20	227.73	1.53	1.39	7.25	325-Megane & M.L. Shear Zone
							252.70	253.80	1.10	1.00	1.98	
ML-15-136	5488330.01	520042.62	370.36	297.00	-58.00	273.00	231.79	232.87	1.08	0.98	2.11	Monster Lake Shear Zone
							236.10	240.20	4.10	3.73	0.89	
ML-15-137	5489160.92	519274.54	368.39	168.00	-50.00	343.00	129.40	130.04	0.64	0.58	1.08	Main Shear Zone - West Limb of Fold
ML-15-138	5488359.62	520047.65	370.46	307.00	-65.00	294.00	242.40	243.40	1.00	0.91	1.00	Monster Lake Shear Zone
							244.50	246.00	1.50	1.37	1.18	
							252.10	252.80	0.70	0.64	2.74	
ML-15-139	5489115.65	519167.72	367.07	168.00	-50.00	364.00	No significant results					Main Shear Zone - West Limb of Fold
ML-15-140	5488569.35	520363.92	371.67	293.00	-61.00	543.00	464.00	464.90	0.90	0.82	1.93	M. L. Shear Zone & extension 325-Megane
ML-15-141	5488731.46	519104.07	368.55	168.00	-50.00	400.00	No significant results					Large EM anomaly - West Limb of Fold
ML-15-142	5490650.48	521432.33	370.00	313.00	-50.00	388.00	No significant results					Erratix Showing
ML-15-143	5488569.19	520364.24	371.76	293.00	-69.00	597.00	544.81	546.00	1.19	1.08	4.01	M. L. Shear Zone & extension 325-Megane
							552.81	554.48	1.67	1.52	1.84	
ML-15-144	5487653.60	519285.22	367.10	317.00	-45.00	301.00	34.00	36.10	2.10	1.91	1.58	
							58.56	60.02	1.46	1.33	1.15	
							206.40	207.78	1.38	1.26	1.87	Zone 52 Shear Zone
ML-15-145	5487564.66	519712.69	369.35	287.00	-55.00	388.00	No significant results					SW Strike extension of M. L. Shear Zone
ML-15-146	5490941.16	521386.57	371.48	130.00	-45.00	325.00	108.60	109.60	1.00	0.77	7.70	Erratix Showing
ML-15-147	5488857.62	520259.62	372.66	315.00	-55.00	333.00	229.72	235.70	5.98	3.41	4.51	Monster Lake Shear Zone
Including [3]							234.70	235.70	1.00	0.57	10.80	
							240.14	258.95	18.81	10.72	3.64	Monster Lake Shear Zone
Including [3]							255.30	258.95	3.65	2.08	9.04	
							260.92	263.54	2.62	1.49	2.50	
							272.80	274.45	1.65	0.94	1.48	
							278.18	279.80	1.62	0.92	2.71	
ML-15-148	5487378.79	519638.40	367.34	287.00	-55.00	385.00	No significant results					SW Strike extension of M. L. Shear Zone
ML-15-149	5490884.85	521284.58	372.45	130.00	-45.00	327.00	81.50	82.50	1.00	0.76	1.06	Erratix Showing
							252.10	253.00	0.90	0.69	1.10	
ML-15-150	5488477.61	520178.94	371.00	291.00	-55.00	330.00	No significant results					Monster Lake Shear Zone
ML-15-151	5486923.75	519451.78	365.90	287.00	-55.00	382.00	248.88	249.60	0.72	0.66	2.03	SW Strike extension of M. L. Shear Zone
							262.80	263.56	0.76	0.69	1.86	
ML-15-152	5488445.88	520342.92	373.72	290.00	-51.00	609.00	441.38	444.13	2.75	2.09	4.13	325-Megane & M.L. Shear Zone
Including [3]							443.00	443.53	0.53	0.40	12.00	
							448.00	449.11	1.11	0.84	5.89	325-Megane & M.L. Shear Zone
							452.00	459.52	7.52	5.72	4.21	
							485.00	486.00	1.00	0.76	2.01	
							556.60	558.55	1.95	1.48	0.95	
ML-15-153	5486563.15	519221.34	369.54	290.00	-55.00	360.00	No significant results					SW Strike extension of M. L. Shear Zone
ML-15-154	5486213.94	518998.45	372.70	290.00	-55.00	343.00	139.87	143.12	3.25	2.96	1.55	SW Strike extension of M. L. Shear Zone
					TOTAL	7782.00						

Notes:

1. Drill hole intercepts are calculated using a 0.50 g/t Au assay cut-off..
2. True widths of intersections are approximately 85-90% of the core interval.
3. Assays are reported uncut but high grade sub-intervals are highlighted.

DRILL HOLE PLAN MAP – MONSTER LAKE PROJECT



Legend

- ● Winter 2015 drilling
- ◉ 2014 drilling
- ○ Historical (pre-2014) drilling



MONSTER LAKE 2015 WINTER DRILLING PROGRAM - FINAL RESULTS
325-Megane Zone Longitudinal Section

